Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Filed by: USAA Mutual Funds Trust.

Subject Company: USAA Mutual Funds Trust.

Subject Company Commission File No. 333-223565

SHAREHOLDER CALL OUT CAMPAIGN

Hi, my name is [   ] and I'm calling from USAA Asset Management Company. May I please speak with ______________? (If shares are registered jointly, ask to speak with one of the shareholders. If shares are registered in the form of an entity, ask to speak with someone authorized to vote the shares.)

WHEN CORRECT SHAREHOLDER COMES ON THE LINE:

Hi Mr./Ms._________, my name is and I am calling from USAA Asset Management Company because you are a shareholder of the USAA First Start Growth Fund. Recently you were mailed proxy materials for the upcoming special meeting of Shareholders scheduled for May 30, 2018, at 3 p.m. Have you received this material?

IF THE SHAREHOLDER ANSWERS:

Hi Mr./Ms._________, I am calling from USAA Asset Management Company because you are a shareholder of USAA First Start Growth Fund. Recently you were mailed proxy material for the upcoming special meeting of Shareholders scheduled for May 30, 2018.

HAVE YOU RECEIVED THIS MATERIAL?

IF RECEIVED:

Have you had a chance to review the material and are there any questions I can answer for you? Please be aware that as a shareholder, your vote is important.

You may vote online at WWW.PROXYVOTE.COM or use the automated phone system. The number is 1-800-690-6903. The only thing you will need for online voting or the automated phone system is the 16-digit control number on your proxy card. You also can fill out your proxy card, sign it, date it, and mail it back in the prepaid envelope. Thank you again for your time today, and have a wonderful day/evening.

IF NOT RECEIVED:

I can resend the voting material to you. You should receive it within three to five business days. Once received and reviewed there are several options for you to place your vote. You may vote online at WWW.PROXYVOTE.COM or you can use the automated phone system. The number is 1-800-690-6903. The only thing you will need for online voting or the automated phone system is the control number on your proxy card, which is the 16-digit boxed number on your proxy card. You also can fill out your proxy card, sign it, date it, and mail it back in the prepaid envelope. Thank you again for your time today, and have a wonderful day/evening.

VERIFY ADDRESS FOR RESENDING:

Mr./Ms. __________________ may I please verify your mailing address so I may send you another copy of this material?

VERIFY ADDRESS AND MAKE ANY CHANGES.

The new package will be mailed out in the next 24 hours and you should receive it within three to five business days.

ANSWERING MACHINE MESSAGE:

Hi, my name is _________________________ I'm calling from USAA Asset Investment Management Company. As a USAA First Start Growth Fund Shareholder, you should have received material in the mail recently concerning the Special Meeting of Shareholders scheduled for May 30, 2018.

Your vote is very important. You can provide your vote quickly and easily by touchtone phone, Internet, or by mail. Your proxy card has all of the details or you may call us toll free at 1-800-531-8448 to answer any questions you may have. Thank you in advance for your time and have a great day/evening.

Confidential